UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42667

Fuxing China Group Limited

Hangbian Industry Area

Longhu Town, Jinjiang City

Fujian Province 362241

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuxing China Group Limited

Date: November 6, 2025	By:	/s/ Shaolin Hong
	Name:	Shaolin Hong
	Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement of entry into a Placement Agreement to procure subscriptions for up to 3,000,000 Ordinary Shares at S$0.415 per share with SAC Capital Private Limited, as placement agent, on the SGX-ST.

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